July 5, 2007

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mark P. Shuman

Re:	Monotype Imaging Holdings Inc.

Registration Statement on Form S-1/A

File No. 333-140232

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Monotype Imaging Holdings Inc. (the “Company”) in response to comments in the letter dated June 29, 2007 (the “Letter”) from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas J. Shaw, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on January 26, 2007, Amendment No. 1 to Form S-1 filed with the Commission on February 8, 2007, Amendment No. 2 to the Form S-1 filed with the Commission on April 13, 2007 and Amendment No. 3 (“Amendment No. 3”) to the Form S-1 filed with the Commission on June 7, 2007. Amendment No. 4 to the Form S-1 (“Amendment No. 4”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on July 3, 2007. For your convenience, we will supplementally provide the Staff via courier with four (4) copies of Amendment No. 4, which has been marked to show the changes to Amendment No. 3.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 4 as marked.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

S-1/A filed June 7, 2007

1. We understand from your response to comment 12 in our letter dated May 10, 2007 that you intend to effect a 3.65-to-1 stock split. Tell us the expected timing of the split and what consideration you have given to retroactive presentation and disclosure in accordance with SAB Topic 4C.

RESPONSE: The Company advises the Staff that a 4-for-1 stock split, rather than the previously contemplated 3.65-for-1, was approved by the Company’s Board of Directors on July 3, 2007. The stock split will be effected prior to the closing of the offering of the Company’s common stock. The Company has revised the Registration Statement to reflect the split retroactively and to include the appropriate disclosures pursuant to SAB Topic 4C.

Note 2. Significant Accounting Policies

Revenue Recognition

Creative Professional Revenue, page F-12

2. Please refer to comment 24 in our letter dated May 10, 2007. It is not clear to us how “the Company does not track or account separately for each [font transaction].” In this regard, specifically detail for us how you calculate the font license fees that you pay on certain fonts that are owned by third parties. Your response should address issues including, but not limited to, which party generates the reporting for calculating your font license fees, whether font usage reports from end users or OEMs are utilized to calculate font license fees, the timing of reporting, etc.

RESPONSE: In its letter dated June 7, 2007, the Company submitted a response to the Staff’s comments 23 and 24 (the “Original Response”). In an effort to clarify the Original Response and to respond to the Staff’s comment above, the Company respectfully submits the following clarification.

The Company does not track its royalty expenses based on whether the Company or a third party owns a particular font because the Company does not pay royalties based on ownership, and accordingly there is no business or accounting rationale for doing so. The Company does not track whether the recipient of a royalty (each, a “Royalty Recipient”) owns the font because ownership of a font itself is not determinative of whether royalties are due with respect to a particular font. The Company frequently pays royalties to the original designers of fonts that are now owned by the Company, as well as to third-party owners of fonts. The terms of a specific contract determine the Company’s royalty payment obligations. These terms are embedded into the Company’s royalty accounting process, without regard to the ownership status of the font.

The Company advises the Staff that it does track and account separately for each font transaction. The statement “the Company does not track or account separately for each” in the Original Response was intended to address the fact that the Company does not track or account separately for the ownership of fonts.

The Company’s royalty accounting processes are designed to account for, report and determine payment of royalties to Royalty Recipients for each font transaction. Royalty reports are generated in the Company’s offices in the United States, the United Kingdom and Germany. During the year ended December 31, 2006, the Company paid royalties to over 600 Royalty Recipients and the Company reported and accounted for over one million font transactions.

The Company generates royalty reports and calculates royalties to be paid to Royalty Recipients in connection with sales to original equipment manufacturers (“OEMs”), creative professionals and end-users as follows: The Company receives sales reports from OEMs and resellers that detail the consumer electronic device units sold or fonts resold by such OEMs and resellers. The Company uses these sales reports, as well as information collected internally through the Company’s websites for online sales and from its direct sales team, to generate a royalty report for each Royalty Recipient that sets forth the royalty due to the Royalty Recipient for the period. Generally, these royalty reports are sent to Royalty Recipients on a quarterly basis. Upon receipt of the report, the Royalty Recipient issues the Company an invoice for the royalties due. The Company makes the royalty payment on the basis of this invoice although, in some cases, the Company is not invoiced by the Royalty Recipient, and simply remits the royalty payment with the original royalty report.

The Company notes that, in every case, the Company pays royalties to each Royalty Recipient irrespective of whether the Company receives payment from OEMs, resellers or direct customers. The payments of royalties to Royalty Recipients are handled by the Company separately from and without coordination with the receipt of payments from the OEM or reseller. The Company’s practice of tracking, accounting and paying royalties is consistent with the Company’s determination, after considering all of the indicators of EITF 99-19, as more fully described in the Original Response, that gross reporting is appropriate.

Note 12. Stock Compensation Plan, pages F-34 — F-36

3. Refer to the tabular presentation of options granted during the year ended December 31, 2006 and the three month period ended March 31, 2007 at the bottom of page F¬35 and address the following:

•

Confirm that the “Grant Date” reflects the measurement date for accounting purposes. Consider revising the column identifier to ensure a clear understanding of the grant dates identified in MD&A and the dates noted in the table. Alternatively, revise the grant dates identified in MD&A to agree with the grant dates noted in the table;

RESPONSE: The Company advises the Staff that the “Grant Date” reflects the measurement date for accounting purposes. The tabular presentation on page F-35 of the Registration Statement has been modified to clearly identify the accounting grant dates and the corresponding “legal grant dates” as identified in the MD&A.

•	With regard to your discussion in the third footnote to this table, define “legal grant date” within the footnote and explain how that corresponds to the grant dates described within MD&A;

RESPONSE: The Company advises the Staff that the third footnote to the table on page F-35 of the Registration Statement has been modified to indicate that the “legal grant date” is the date on which the Company’s compensation committee authorized the option and to explain the difference between the “legal grant dates” and the “accounting grant dates.” The “legal grant dates” have been added to the table on page F-35 of the Registration Statement and the “legal grant dates” specified in the table are the same as the grant dates identified in MD&A. The Company has also modified its MD&A discussion on pages 45 and 46 to more readily reconcile that disclosure to the disclosure on page F-35.

•	Confirm for us that the “Exercise price per share” as of each “Grant Date” is also the fair value of the common stock as of each respective legal grant date;

RESPONSE: The Company advises the Staff that the “Exercise Price Per Share” as of each “Grant Date” is also the fair value of the common stock as of each respective “Legal Grant Date” and, in response to the Staff’s comment, the Company has revised the table on page F-35 of the Registration Statement to indicate this.

•

Explain how the “fair value of the common stock” reflected in column three was determined and the reason for the increase between the exercise price per share and the fair value of the common stock on the grant date.

RESPONSE: The Company advises the Staff that the fair value of the common stock was determined by the Company’s compensation committee with the assistance of management. As more fully described in the Registration Statement, the compensation committee considered a number of factors in making that determination, including a valuation specialist’s report, the liquidation preferences, redemption rights and conversion rights of the Company’s convertible preferred stock and the likelihood of achieving a liquidity event such as an initial public offering or a sale of the Company. The date on which the Company’s compensation committee authorized the option grants at exercise prices equal to the then fair market value of the Company’s common stock, such fair market value to be finalized upon receipt and approval of a valuation report conducted by an outside third party to be received in the future, is referred to in the Registration Statement as the “legal grant date.”

For accounting purposes, the grant date for stock options cannot precede the date on which all of the necessary approvals were obtained and the key terms of the grant were known with respect to any option grant. Accordingly, the date the valuation report is approved by the Company’s compensation committee is the “accounting grant and measurement date” for FAS 123R purposes and is referred to in the Registration Statement as the “grant date for accounting purposes.”

The fair market value of the Company’s common stock at the “accounting grant and measurement date” was determined by straight-line interpolation of the fair value of the Company’s common stock per the quarter-end valuation reports for the quarter-ends preceding and following the “accounting grant and measurement date.” The Company considered business and market activities which occurred during each period of time between the “legal grant date” and the “accounting grant and measurement date,” and determined that there were not any significant events or other factors which would cause a change in the fair value. Management believes that any increases in fair value between such dates were mainly attributable to the passage of time and the increase in the likelihood of an initial public offering. Management determined that, given that there were no significant events or circumstances warranting a different approach, the straight-line method was the appropriate approach to determine any difference between the fair value of the common stock on the “legal grant date” and the fair value of the common stock on the “accounting grant and measurement date.” The table below sets forth the straight-line calculations used by the Company for the relevant “accounting grant and measurement dates,” before consideration of the anticipated 4-for-1 stock split:

	Accounting Grant Date October 3, 2006	Accounting Grant Date October 24, 2006	Accounting Grant Date January 10, 2007
(a) Fair value of common stock per valuation report as of the quarter-end prior to the accounting grant date	$25.72	$25.72	$34.00
( b ) Fair value of common stock per valuation report as of the quarter-end following the accounting grant date	$34.00	$34.00	$45.40
( c ) Difference in fair value of common stock from one quarter-end to next quarter-end [(b) minus (a)]	$8.28	$8.28	$11.40
( d ) Number of days in the quarter that includes accounting grant date	92	92	90
( e ) Increase in fair value of common stock per day [(c) divided by (d)]	$0.09	$0.09	$0.127
( f ) Number of days between prior quarter-end and accounting grant date	3	24	10
( g) Total increase in fair value of common stock from prior quarter-end to accounting grant date [(e ) times (f)]	$0.27	$2.16	$1.27
( h ) Fair value of common stock on accounting grant date [(a) plus (g)]	$25.99	$27.88	$35.27

Revise your filing to address the points above in order to provide investors a more transparent picture and understanding of your equity based transactions. Ensure that information presented in this footnote is clear and consistent with the information presented within MD&A (your pages 41 through 47) and within your discussion in the accounting policies footnote (your pages F-15 through F-18).

RESPONSE: The Company advises the Staff that pages 45-46, F-18 and F-35-36 of the Registration Statement have been revised in response to the Staff’s comment.

In addition, the Company has revised its disclosure on pages 1, 65 and 72 to include the names of its top three digital TV and set-top box manufacturer customers, as the Company has now received the consents of these parties to be named in the Registration Statement.

*     *     *     *

If you require additional information regarding this letter, please telephone either Jocelyn Arel at (617) 570-1067 or the undersigned at (617) 570-1761.

Sincerely,

/s/ Lizette M. Pérez-Deisboeck

cc:	Douglas J. Shaw, Monotype Imaging Holdings Inc.

Jacqueline D. Arthur, Monotype Imaging Holdings Inc.

Janet M. Dunlap, Esq., Monotype Imaging Holdings Inc.

Jeffrey C. Hadden, Esq., Goodwin Procter LLP

Jocelyn M. Arel, Esq., Goodwin Procter LLP

Martin A. Wellington, Esq., Davis Polk & Wardwell